Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Diversified Data Development Corporation	California
TransUnion Healthcare, LLC	Delaware
Trans Union LLC	Delaware
TransUnion Interactive, Inc	Delaware
TransUnion Financing Corporation	Delaware
TransUnion Rental Screening Solutions, Inc.	Delaware
TransUnion Teledata, LLC	Oregon
Visionary Systems, Inc.	Georgia
Trans Union International, Inc.	Delaware
Vail Systemen Groep, B.V.	Netherlands
TransUnion Netherlands II B.V.	Netherlands
TransUnion Africa (Pty) Ltd.	South Africa
TransUnion Credit Bureau (Pty) Ltd.	South Africa